Exhibit 99.1

ALR Technologies Announces Second Generation GluCurve Pet CGM for Diabetic Cats and Dogs

(June 1st, 2023 -- Singapore) ALR Technologies SG Ltd. (“ALRT”) (OTCQB:ALRTF), the diabetes management company, announces the issuance of a purchase order for the first shipment of second generation CGM hardware used in the GluCurve Pet CGM. The shipment is expected to be delivered to ALRT’s distributor in early Q3 with a sales value of USD $350,000.

“We quickly sold out of inventory during our soft launch in January due to tremendous interest in the GluCurve Pet CGM from veterinarians, pet parents, and various animal health companies. This led us to the decision to switch hardware suppliers in order to accelerate the second generation GluCurve,” said Joe Stern, Head of Animal Health at ALR Technologies SG Ltd. “While the new CGM hardware is technologically impressive, the most prudent reason for the change was manufacturing capabilities and reliability. Our new supplier has proven experience and is able to produce millions of units of CGM hardware per year giving us the ability to conduct a full-scale U.S. launch, E.U. launch, and global launch on our own timeline. In light of the switch, we will not have sales for the first half of 2023, however, this change will give ALRT the opportunity to exceed our previous outlook for full year 2023 revenue and earnings.”

In addition to removing restrictions on production volume and enhancing reliability, the second generation GluCurve is an all-in-one model which increases the ease of application, it has improved accuracy, improved Bluetooth range from 6ft+ to 20ft+, and is a quarter of the size and half the weight of the original model.

A portion of the CGM hardware shipped for the soft launch in January did not meet ALRT’s quality standards which will result in refunds or replacement units. Any replacement units along with current and future orders will be filled with second generation CGM hardware.

About ALR Technologies SG Ltd.

ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and a patent pending Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.

In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT and the GluCurve Pet CGM can be found at www.alrt.com and https://www.glucurve.com/Index.

Investor Contact

Investor Relations: ir@alrt.com

Animal Health Inquiries: animalhealth@alrt.com

Media: Media@alrt.com

US: +1 804 554 3500

Singapore: +65 3129 2924

ALR Technologies SG Ltd. Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding future sales and revenues, expected levels of product inventory and demand, strategy for customer retention, growth, product distribution, market penetration and expansion, financial results and reserves, and strategy for risk management. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: failure to generate anticipated company and product awareness, inability to maintain production capacity sufficient to meet customer demand for product, increased manufacturing costs, inability to access financing as required, third party suppliers not delivering CGM units to specifications and / or in the time frame expected, decreases in product market price, the distributor’s order and acceptance of the CGM units, economic, regulatory, practical or other impediments to anticipated market expansion, and insufficient product demand. More information on these risks and other potential factors that could affect our business, reputation, results of operations, financial condition, and stock price is included in our filings with the SEC and subsequent filings. Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.